FOR IMMEDIATE RELEASE
Jones Apparel Group, Inc.

Contacts:	Wesley R. Card, Chief Operating and Financial Officer Anita Britt, Senior Vice President, Finance and Investor Relations (215) 785-4000

  JONES APPAREL GROUP, INC. QUANTIFIES CHARGES RELATED TO
EMPLOYMENT CONTRACTS AND TRADEMARK IMPAIRMENTS

NEW YORK, NEW YORK -- April 3, 2002 -- Jones Apparel Group, Inc. (NYSE: JNY) today announced it expects to exceed its previous first quarter earnings per share guidance range of $.62 - $.64, exclusive of after-tax charges of $.14 per share for contractual obligations under certain employment contracts, and $.10 per share resulting from a change in accounting principle for the non-cash write-down of trademarks.

The contractual obligations under employment contracts are primarily for former President Jackwyn Nemerov and Irwin Samelman, Vice Chairman, who will retire effective April 30, 2002. Both have relinquished their seats on the Board of Directors effective immediately. The charges under these contracts are comprised of pre-tax amounts totaling $18.7 million for contractual salary and bonus obligations, and $10.8 million for non-cash stock option compensation expense resulting from contractual vesting of outstanding stock options and restricted stock. Also included is a pre-tax amount of $2 million related to certain obligations under the employment agreement that the Company entered into with Peter Boneparth when it acquired McNaughton Apparel Group, Inc. in 2001. These obligations were satisfied in March 2002 when Mr. Boneparth was elected President and designated to become the Company's Chief Executive Officer on May 22, 2002. All of these charges will be recorded in selling, general and administrative expenses.

The Company adopted SFAS No.142 (Accounting for Goodwill and Other Intangibles) during the first quarter 2002 and as a result will recognize an impairment on the valuation of certain trademarks in the amount of $21.4 million. This impairment results from the evaluation of intangibles required under the new accounting standard, and represents only an approximate 1% of total intangibles. The non-cash charge will be recorded as a cumulative effect of change in accounting principle totaling $13.3 million after tax.

Sidney Kimmel, Chairman, stated, "On behalf of the Board of Directors and the entire team at Jones Apparel Group, I would like to express our gratitude to Irv Samelman for his major contribution to the growth and development of the Company over his 11 year tenure. We certainly will miss him and wish him the best for the future."

The Company plans to announce its first quarter earnings on Tuesday, April 30, 2002 and will be webcasting a conference call at 8:30 a.m. EST.

Jones Apparel Group, Inc. (www.jny.com) is a leading designer and marketer of branded apparel, footwear and accessories. The Company's nationally recognized brands include: Jones New York; Lauren by Ralph Lauren, Ralph by Ralph Lauren, and Polo Jeans Company, which are licensed from Polo Ralph Lauren Corporation; Evan-Picone, Rena Rowan, Norton McNaughton, Erika, Energie, Currants, Jamie Scott, Todd Oldham, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier and Judith Jack. The Company also markets costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Corporation and the Givenchy brand licensed from Givenchy Corporation. Celebrating more than 30 years of service, the Company has built a reputation for excellence in product quality and value, and in operational execution.

Certain statements herein are "forward-looking statements'' made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements represent the Company's expectations or beliefs concerning future events that involve risks and uncertainties, including the strength of the economy and the overall level of consumer spending, the performance of the Company's products within the prevailing retail environment, and other factors which are set forth in the Company's 2001 Form 10-K and in all filings with the SEC made by the Company subsequent to the filing of the Form 10-K. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.